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EXHIBIT 21.1

BENTLEY PHARMACEUTICALS, INC.
LIST OF SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Pharma de Espana, Inc.	State of Delaware
Laboratorios Belmac S.A.	Spain
Laboratorios Davur S.L.	Spain
Laboratorios Rimafar S.L.	Spain
Bentley A.P.I. S.L.	Spain
Bentley Park, LLC	State of Delaware
Bentley Healthcare Corporation	State of Florida
Belmac Health Corporation	State of Florida
Belmac Hygiene, Inc.	State of Florida
Belmac Holdings, Inc.	State of Florida
Belmac A.I., Inc.	State of Florida
B.O.G. International Finance, Inc.	State of Florida
Belmac Jamaica, Ltd.	Jamaica

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  EXHIBIT 21.1